

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 10, 2017

Curt Thornton
Chief Executive Officer
Provision Holding, Inc.
9253 Eton Avenue
Chatsworth, CA 91311

> **Re:** **Provision Holding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 3, 2017**
> **File No. 333-214757**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Response Dated March 3, 2017**
> **File No. 333-127347**

Dear Thornton:

We have reviewed your amended registration statement and your March 3, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2016 letter.

Risk Factors

A significant percentage of our revenue is reliant on one retailer. If we are unable to maintain our relationship with this retailer, our business and operations may be materially and adversely affected, page 7

1.   We note your response to our prior comment 3. Expand your disclosure to clarify whether your agreement with Rite Aid is terminable at will by Right Aid or its successors.

<u>Certain Relationships and Related Person Transactions, page 37</u>

2.   We note your response to our prior comment 6. Please further expand your disclosure to identify any overlapping members of management who control and manage the Company and DB Dava LLC or any significant shareholder of the Company who also holds a significant interest in DB Dava LLC, and describe any potential conflicts of interest.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Peter DiChiara, Esq.
         Carmel, Milazzo & DiChiara LLP